UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the nine months ended September 30, 2019 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the nine months ended September 30, 2019.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-219095), which was filed with the U.S. Securities and Exchange Commission on June 30, 2017.

EXHIBITS

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 26, 2019	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Financial and Accounting Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our inability to complete the shipping spin off;

•	Golar Power's ability to successfully commission the Sergipe power station project and related FSRU contract and to execute its downstream LNG distribution plans;

•	changes in our relationship with our affiliates, Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•
changes in liquefied natural gas (“LNG”), carrier, floating storage and regasification unit, (“FSRU”), or floating liquefaction natural gas vessel (“FLNG”), or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•
our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo, on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	a decline or continuing weakness in the global financial markets;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in the availability of vessels for purchase and the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or Golar Power;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2019 and 2018. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to "Golar Partners" or the "Partnership" refer to Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to "Golar Power" refer to Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to "Avenir" refer to Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to "OneLNG" refer to OneLNG S.A. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the Commission on March 29, 2019.

Overview

We are a midstream LNG company engaged primarily in the transportation and regasification of LNG and the liquefaction of natural gas. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs, and the development of LNG projects, including the provision of FLNGs, through our subsidiaries, affiliates and joint venture.

As of November 26, 2019, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of twenty-seven vessels, which is comprised of eighteen LNG carriers, eight FSRUs and one FLNG, split per group as follows:

•
We own twelve LNG carriers, one FSRU and one FLNG. Two LNG carriers are employed on time charters of varying lengths; and eight LNG carriers and our FSRU are participating in an LNG carrier pool, referred to as the Cool Pool. Our FLNG, the Hilli Episeyo ("Hilli"), is operating under a long-term tolling agreement. The Gimi, an LNG carrier, entered Keppel Shipyard Limited’s ("Keppel") shipyard in early 2019 to commence work on her conversion into a FLNG to service the Greater Tortue Ahmeyim project and the Gandria, also an LNG carrier, is earmarked for conversion into a FLNG;

•	Golar Partners owns six of the FSRUs and four of the LNG carriers. A majority of the Golar Partners owned vessels are employed on time charters of varying lengths; and

•	Golar Power owns one FSRU which is contracted under a long-term charter and two LNG carriers which are participating in the Cool Pool.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint venture's LNG operations.

In line with our ambition to become an integrated LNG midstream asset provider and our experience in converting LNG carriers into FSRUs, we have successfully converted one of our LNG carriers, the Hilli Episeyo, into a FLNG and commenced conversion of another LNG carrier, the Gimi into an FLNG. In addition, we have entered into a definitive contract with Keppel and Black & Veatch Corporation for the conversion of another LNG carrier, the Gandria, into a FLNG. Our aim is to find strong strategic partners that have an interest in utilizing one or more of our FLNGs.

Recent Developments

Since September 30, 2019, certain developments that have occurred are as follows:

Gimi $700 million Facility
In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi. The facility is available for drawdown during the Gimi conversion and has a tenure of 7 years post-commissioning. We completed the first drawdown of $65 million in November 2019.
Golar Arctic Facility

In October 2019, we entered into an agreement with the existing lenders to extend the maturity of our Golar Arctic Facility. The extended facility matures 5 years from execution, and incurred a $9.1 million reduction in principal at execution.

Short term loan to Golar Partners

In November 2019, we loaned $15.0 million to Golar Partners. The loan is unsecured, repayable in full on December 31, 2019, and bears interest at a rate of LIBOR plus 5.0%.

Total Return Swap
In August 2019, we announced that we will suspend the dividend for two quarters to fund the buy-back of the Total Return Swap shares. Consistent with this, in November 2019 we repurchased 1.5 million GLNG shares underlying the equity swap. The cash cost of these 1.5 million shares will be $69.5 million. This will be satisfied by $54.7 million of restricted cash already set aside as collateral for these shares, with the balance of $14.8 million funded out of free cash.

Organizational Changes

On September 27, 2019, Georgina Sousa replaced Michael Ashford as our director. Ms Sousa is currently a director and the Company Secretary of 2020 Bulkers Ltd, Borr Drilling Ltd and Golar LNG Partners.
On October 1, 2019, we announced that Graham Robjohns has decided to step down from his position as Chief Financial Officer of the Company. In order to facilitate a smooth transition, Mr. Robjohns will remain in his current position until April 30, 2020 while the search for his replacement proceeds.

Operating and Financial Review

Nine month period ended September 30, 2019 compared with the nine month period ended September 30, 2018

Vessel operations segment

	Nine months ended September 30,
(in thousands of $, except average daily TCE) (1)	2019	2018	Change	% Change

Total operating revenues	146,130	175,564	(29,434)	(17%)
Vessel operating expenses	(51,154)	(52,140)	986	(2%)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangements)	(36,070)	(63,776)	27,706	(43%)
Administrative expenses	(39,730)	(38,815)	(915)	2%
Project development expenses	(1,996)	(4,233)	2,237	(53%)
Depreciation and amortization	(48,617)	(49,252)	635	(1%)
Impairment of long-term assets	(41,597)	—	(41,597)	(100%)
Other operating gains	12,060	36,000	(23,940)	(67%)
Operating (loss)/ income	(60,974)	3,348	(64,322)	(1,921%)

Equity in net (losses)/earnings of affiliates	(29,495)	15,485	(44,980)	(290%)

Other Financial Data:

Average daily TCE (1) (to the closest $100)	33,100	32,200	900	3%
(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP Measures" for a discussion of TCE.

Total operating revenues: Total operating revenues decreased by $29.4 million to $146.1 million for the nine months ended September 30, 2019 compared to $175.6 million for the same period in 2018. This was principally due to:

•
$45.0 million decrease in revenue as a result of lower utilization, higher number of drydocking days and lower charterhire rates for our vessels for the nine months ended September 30, 2019 compared to the same period in 2018. During the nine months ended September 30, 2019, the majority of our fleet was scheduled for drydocking, resulting in 156 days of off-hire in aggregate, compared to 28 days of off-hire during the same period in 2018; and

•
$1.7 million reduction in revenue from the Golar Artic as she was mostly on commercial waiting time for the nine months ended September 30, 2019, compared to full utilization during the same period in 2018.

This was partially offset by the:

•	$17.2 million increase in revenue from the Golar Viking as she was mostly on-hire during the nine months ended September 30, 2019, compared to being in cold lay-up during the same period in 2018.

Average daily TCE: As a result of lower voyage expenses offsetting the decrease in operating revenues, the average daily TCE for the nine months ended September 30, 2019 increased marginally to $33,100 from $32,200 for the same period in 2018.

Vessel operating expenses: Vessel operating expenses decreased by $1.0 million for the nine months ended September 30, 2019, compared to the same period in 2018, primarily due to a decrease of:

•	$0.7 million in reactivation and operating costs of the Golar Viking as she was taken out of lay-up in January 2018;

•	$1.6 million in expenses in relation to the Gandria as a result of the generic works in anticipation of her conversion into a FLNG at the start of 2018; and

•
$0.7 million in expenses in relation to the Gimi in the nine months ended September 30, 2019, as we commenced capitalization of costs associated with her conversion to a FLNG following receipt of the Limited Notice to Proceed in December 2018 to service the Greater Tortue Ahmeyim project.

This was partially offset by an increase in non-capitalizable vessel operating costs of $2.1 million as a result of the scheduled drydocking in the nine months ended September 30, 2019.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease of $27.7 million in voyage, charterhire and commission expenses to $36.1 million for the nine months ended September 30, 2019 compared to $63.8 million for the same period in 2018, was principally due to:

•	$21.9 million reduction in voyage expenses as a result of decreased utilization of our vessels; and

•	$6.4 million reduction in bunker consumption as the majority of our fleet underwent drydocking for a total of 156 days in aggregate, compared to 28 days during the same period in 2018.

This was partially offset by the $4.6 million increase in costs in relation to the Golar Arctic, as she was mostly on commercial waiting time for the nine months ended September 30, 2019, compared to full utilization during the same period in 2018.

Administrative expenses: Administrative expenses increased by $0.9 million to $39.7 million for the nine months ended September 30, 2019 compared to $38.8 million for the same period in 2018, mainly due to an increase in corporate expenses, salaries and employee benefits as a result of an increase in headcount.

Project development expenses: Project development expenses decreased by $2.2 million to $2.0 million for the nine months ended September 30, 2019 compared to $4.2 million for the same period in 2018, mainly due to a decrease in non-capitalized project-related expenses such as professional and consultancy costs.

Impairment of long-term assets: Impairment of long-term assets increased by $41.6 million for the nine months ended September 30, 2019 due to a:

•
$34.3 million impairment charge on vessel and equipment associated with our LNG carrier, the Golar Viking. In March 2019, we signed an agreement with LNG Hrvatska for the future sale of the Golar Viking once converted into an FSRU, following the completion of its current charter lease term. Although the sale is not expected to close until the fourth quarter of 2020, the transaction triggered an immediate impairment test. As the current carrying value of the vessel exceeds the price that a market participant would pay for the vessel at the measurement date, a non-cash impairment charge of $34.3 million was recognized. The fair value was based on average broker valuations as of the measurement date and represents the exit price in the principal LNG carrier sales market; and

•
$7.3 million impairment charge associated with our investment in OLT Offshore LNG Toscana S.P.A. ("OLT-O"). In May 2019, a major shareholder in OLT-O sold its shareholding which triggered an assessment of the recoverability of the carrying value of our 2.6% investment in OLT-O. As the carrying value of our investment exceeded the representative fair value, we recognized a write down of our investment.

Other operating gains: Other operating gains comprised of:

•
$9.3 million and $36.0 million recovered in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer, for the nine months ended September 30, 2019 and 2018, respectively. The amount for the nine months ended September 30, 2019 represents the final payment to settle these proceedings; and

•	$2.8 million loss of hire insurance proceeds on the Golar Viking for the nine months ended September 30, 2019.

Equity in net (losses)/earnings of affiliates:

	Nine months ended September 30,
(in thousands of $)	2019	2018	Change	% Change
Equity in net (losses)/earnings in Golar Partners	(27,457)	15,541	(42,998)	(277%)
Share of net losses in other affiliates	(2,038)	(56)	(1,982)	3,539%
Equity in net (losses)/earnings of affiliates	(29,495)	15,485	(44,980)	(290%)

As of September 30, 2019, we held a 32.0% (2018: 31.8%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights ("IDRs"). The decrease in the share of net earnings in Golar Partners is due to a decrease in underlying performance of Golar Partners and fair value adjustment for the nine months ended September 30, 2019.

The share of net earnings in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E and Avenir.

FLNG segment

	Nine months ended September 30,
(in thousands of $)	2019	2018	Change	% Change

Total operating revenues	163,572	73,101	90,471	124%
Vessel operating expenses	(39,309)	(15,621)	(23,688)	152%
Voyage, charter-hire and commission expenses	(460)	(1,965)	1,505	(77%)
Administrative expenses	(607)	(52)	(555)	1,067%
Project development expenses	39	(12,731)	12,770	(100%)
Depreciation and amortization	(36,095)	(16,142)	(19,953)	124%
Other operating (losses)/gains	(34,403)	187,366	(221,769)	(118%)
Operating income	52,737	213,956	(161,219)	(75%)

Equity in net losses of affiliates	—	(2,047)	2,047	(100%)

Total operating revenues: On May 31, 2018, the Hilli was accepted by the customer and, accordingly, commenced operations. As a result, she generated $163.6 million of total operating revenues in relation to her liquefaction services for the nine months ended September 30, 2019 compared to $73.1 million for the same period in 2018.

Vessel operating expenses: Following the Hilli's commencement of operations on May 31, 2018, the Hilli incurred $39.3 million of vessel operating expenses for the nine months ended September 30, 2019 compared to $15.6 million for the same period in 2018.

Project development expenses: This relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs. The decrease was due to the commencement of capitalization of engineering consultation fees in relation to the Greater Tortue/Ahmeyim Project following the Gimi entering Keppel's shipyard for her conversion into a FLNG in December 2018.

Depreciation and amortization: Following the Hilli's commencement of operations on May 31, 2018, depreciation and amortization of the vessel was also recognized. A full nine months of depreciation was recognized for the nine months ended September 30, 2019, compared to the four months of depreciation in same period last year.

Other operating (losses)/gains: Included in other operating (losses)/gains are:

•
realized gain on the oil derivative instrument, based on monthly billings above the base tolling fee under the LTA of $12.0 million for the nine months ended September 30, 2019 compared to $14.3 million for the same period in 2018;

•
unrealized loss on the oil derivative instrument, due to changes in oil prices above a contractual floor price over term of the LTA of $43.4 million for the nine months ended September 30, 2019 compared to unrealized gain of $185.8 million for the same period in 2018; and

•	write-off of $3.0 million and $12.7 million of unrecoverable receivables relating to OneLNG for the nine months ended September 30, 2019 and 2018, respectively.

Equity in net losses of affiliates: Following the formation of OneLNG in July 2016, we have accounted for our share of net losses in OneLNG using the equity basis of accounting. Given the difficulties in finalizing an attractive debt financing package along with other capital and resource priorities, in April 2018, we and Schlumberger decided to wind down OneLNG and work on FLNG projects on a case-by-case basis.

Power segment

	Nine months ended September 30,
(in thousands of $)	2019	2018	Change	% Change

Equity in net losses of affiliates	(18,135)	(16,985)	(1,150)	7%

The equity in net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers and the administrative cost of business development activities from Golar Power's Brazilian subsidiaries. The main Brazilian activity relates to the CELSE project, which is not yet operational as the power plant is still under construction.

Other operating results

The following details our other consolidated results for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30,
(in thousands of $)	2019	2018	Change	% Change

Interest income	9,146	7,150	1,996	28%
Interest expense	(77,096)	(70,657)	(6,439)	9%
(Losses)/gains on derivative instruments	(38,037)	(6,936)	(31,101)	448%
Other financial items, net	(4,317)	(701)	(3,616)	516%
Income taxes	(655)	(640)	(15)	2%
Net income attributable to non-controlling interests	(69,898)	(60,444)	(9,454)	16%

Interest income: Interest income increased by $2.0 million to $9.1 million for the nine months ended September 30, 2019 compared to $7.2 million for the same period in 2018. The increase was primarily due to an increase in the returns on our fixed deposits that had been made during the nine months ended September 30, 2019, and income derived from the lending capital of our lessor VIEs, that we are required to consolidate under U.S. GAAP.

Interest expense: Interest expense increased by $6.4 million to $77.1 million for the nine months ended September 30, 2019 compared to $70.7 million for the same period in 2018. This increase was primarily due to $28.9 million lower capitalized interest on borrowing costs in relation to our investment in the Hilli FLNG conversion prior to acceptance of the vessel by the charterer in May 2018.

This was partially offset by:

•	$7.7 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs;

•	$5.8 million capitalized interest on borrowing costs in relation to our investments;

•
$6.4 million decrease in interest expense incurred on the deposits received from Golar Partners following application of the deposit to the Hilli acquisition price and the conversion of the Hilli shareholder loans to equity following the Hilli Disposal in July 2018;

•	$1.8 million decrease in amortization of deferred financing costs as a result of our refinancings; and

•
$0.6 million decrease in interest expense on the Hilli letter of credit, due to a contractual step down in the Hilli letter of credit from $300 million to $250 million in May 2019, upon achievement of the contractual production milestone.

(Losses)/ gains on derivative instruments: Losses on derivative instruments increased by $31.1 million to a loss of $38.0 million for the nine months ended September 30, 2019 compared to $6.9 million for the same period in 2018. The movement was primarily due to:

Net realized and unrealized (losses)/gains on interest rate swap agreements: As of September 30, 2019, we have an economic interest rate swaps with a notional amount of $950 million, none of the swaps in our portfolio are designated as hedges for accounting purposes. Net unrealized (losses)/gains on the interest rate swaps decreased to a loss of $16.7 million for the nine months ended September 30, 2019 compared to a gain of $6.1 million for the same period in 2018. The decrease was due to the decline in the long-term swap rates for the nine months ended September 30, 2019. Realized gains on our interest rate swaps increased to a gain of $5.7 million for the nine months ended September 30, 2019, compared to a gain of $5.3 million for the same period in 2018. The increase was primarily due to higher LIBOR rates for the nine months ended September 30, 2019.

Unrealized losses on total return swap (or equity swap): In December 2014, we established a three-month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In September 2019 the facility was extended to December 2019. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $30.6 million recognized in the nine months ended September 30, 2019 compared to a net loss of $10.8 million for the same period in 2018. In August 2019, we announced that we will suspend the dividends for two quarters to fund the buy-back of the Total Return Swap shares. Consistent with this, in November 2019 we repurchased 1.5 million GLNG shares underlying the equity swap.

Net unrealized gains/(losses) on foreign exchange swap: Net unrealized gains/(losses) on the foreign exchange swaps increased to a gain of $3.5 million for the nine months ended September 30, 2019 compared to a loss of $0.2 million for the same period in 2018. The increase was due to the higher exchange rates for the nine months ended September 30, 2019.

Other financial items, net: Other financial items, net decreased by $3.6 million to a loss of $4.3 million for the nine months ended September 30, 2019 compared to $0.7 million for the same period in 2018 primarily as a result of consolidating our VIEs.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests increased by $9.5 million to $69.9 million for the nine months ended September 30, 2019 compared to $60.4 million for the same period in 2018 mainly due to the completion of the Hilli Disposal in July 2018. The non-controlling interest in relation to the Hilli Disposal for the nine months ended September 30, 2019 amounted to $19.7 million, compared to $5.1 million for the same period in 2018.

The net income attributable to non-controlling interests comprises of (i) $25.5 million and $29.4 million in relation to the non-controlling shareholders who hold interests in Hilli LLC for the nine months ended September 30, 2019 and 2018, respectively, and (ii) $24.7 million and $25.9 million in relation to the equity interests in our remaining lessor VIEs for the nine months ended September 30, 2019 and 2018, respectively. We are party to sale and leaseback arrangements for eight vessels with these lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

Following the sale of common units in Golar Hilli LLC in July 2018, we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments in our joint venture and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for the manning and technical management of our vessels within the Cool Pool.

As of September 30, 2019, we had cash and cash equivalents (including restricted cash and short-term deposits) of $625.4 million, of which $375.3 million is restricted cash. Included within restricted cash is $151.9 million with respect to the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, an aggregate of $108.9 million cash collateral relating to requirements under our total return equity swap, and the balance which mainly relates to the cash belonging to our lessor VIEs that we are required to consolidate under U.S. GAAP.

Since September 30, 2019, certain transactions impacting our cash flows include:

Receipts of:

•	$65.0 million in November 2019, being the first draw down under the $700 million Gimi financing facility;

•	receipt of $35.3 million from Keppel Capital in relation to 30% cash calls for the Gimi conversion;

•
$9.2 million in November 2019, in respect of cash distributions for the quarter ended September 30, 2019, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date; of which $1.2 million will be used to satisfy interest repayment on the margin loan facility, as a result of 21,226,586 of Golar Partners common units held by us being pledged as security for the obligations under the facility;

•	$4.5 million relating to OneLNG receivable in October 2019.

Payments of:

•	$118.9 million in relation to the total capital expenditure commitments on the Gimi conversion;

•	$17.5 million across October and November 2019, in relation to financing fees for the $700 million Gimi financing facility;

•	$16.7 million scheduled interest and principal repayments;

•	$15.0 million loan to Golar Partners; and

•	$4.8 million in November 2019, with respect to cash distributions from Hilli LLC.

Borrowing activities

During the nine months ended September 30, 2019, we entered into the following new debt facilities:

•
In August 2019, we entered into a new Margin Loan Facility with a group of lenders to refinance our existing Margin Loan Facility. The new Margin Loan Facility introduces a revolving element, increases the principal amount available to draw to $110 million and has a maturity of one year from execution. The new Margin Loan Facility continues to be secured by a pledge against our common units in Golar Partners.

•	In August 2019, we entered into a $150 million term loan facility with a total term of fifteen months. The term loan facility is secured by a pledge against our shares in Golar Power.
Security, debt and lease restrictions
Certain of our financing agreements are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, Golar has agreed to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, as of September 30, 2019, there are cross default provisions in certain of our and Golar Partners' and Golar Power's loan and lease agreements.

Refer to note 1 of our condensed consolidated financial statements for our going concern assessment.

Cash Flow

	Nine Months Ended September 30,
(in thousands of $)	2019	2018	Change	% Change
Net cash provided by operating activities	71,551	61,270	10,281	17%
Net cash used in investing activities	(62,652)	(161,926)	99,274	(61%)
Net cash (used in)/ provided by financing activities	(87,731)	252,142	(339,873)	(135%)
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(78,832)	151,486	(230,318)	(152%)
Cash, cash equivalents and restricted cash at beginning of period	704,261	612,677	91,584	15%
Cash, cash equivalents and restricted cash at end of period	625,429	764,163	(138,734)	(18%)

Net cash provided by operating activities was $71.6 million for the nine months ended September 30, 2019, compared to $61.3 million for the same period in 2018, representing an increase of $10.3 million largely due to general timing of working capital and an increase in liquefaction services revenue.

Net cash used in investing activities of $62.7 million for the nine months ended September 30, 2019 arose mainly due to:

•	additions of $145.4 million to assets under development relating to payments made in respect of the conversion of the Gimi into a FLNG;

•	additions of $17.3 million due to capital expenditures predominately in relation to the Golar Viking, Golar Crystal, Golar Arctic, Golar Snow, Golar Kelvin and Golar Ice; and

•	additions of $17.3 million to our investments in Golar Power and Avenir.

This was partially offset by the:

•	$77.1 million of proceeds from Keppel's subscription of 30% of the equity interest in Gimi MS Corporation ("Gimi MS");

•	$27.4 million of dividends received from Golar Partners; and

•	$9.7 million of cash consideration received from Golar Partners in respect of the remaining net purchase price less working capital adjustments in connection with the Hilli acquisition.

Net cash used in investing activities of $161.9 million for the nine months ended September 30, 2018 arose mainly due to:

•	additions of $116.7 million to asset under development relating to payments made with respect to the conversion of the Hilli into a FLNG; and

•	additions of $66.0 million to investments in affiliates, which relates principally to capital contributions made to Golar Power.

This was partially offset by dividends received from Golar Partners of $23.8 million.

Net cash used in financing activities was $87.7 million for the nine months ended September 30, 2019 and arose principally due to:

•	scheduled debt repayments of $420.0 million; and

•	payment of dividends of $60.2 million.

This was partially offset by debt proceeds drawn down of:

•	$100.0 million on the new margin loan facility;

•	$150.0 million on the term loan facility; and

•	$144.3 million in relation to our lessor VIE's (see note 9 "Variable Interest Entities" of our consolidated financial statements included herein).

Net cash provided by financing activities for the nine months ended September 30, 2018 was principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $252.1 million for the nine months ended September 30, 2018 and arose primarily due to total proceeds of $1.2 billion from our debt facilities, including:

•	$115.0 million further drawdown on the Hilli pre-delivery financing in relation to the conversion of the Hilli into a FLNG;

•	$960.0 million drawdown on the post-acceptance Hilli sale and leaseback financing in relation to the FLNG Hilli facility; and

•	$101.0 million of debt proceeds drawn down by the lessor VIE, which owns the Golar Crystal, upon refinancing of its debt into a long-term loan facility.

This was partially offset by:

•
loan repayments of $936.9 million, which includes (i) the repayment of $640.0 million on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG, (ii) payment of $105.0 million in connection with the refinancing of the Golar Crystal facility mentioned above and (iii) payments of $72.7 million in connection with the Golar Tundra lease financing arrangement; and

•	the payment of dividends of $27.1 million.
Non-GAAP Measures

Average Daily Time Charter Equivalent

The average TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations segment. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool but excluding vessel and other management fee and liquefaction service revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Nine months ended September 30,
(in thousands of $ except number of days and average daily TCE)	2019	2018
Total operating revenues	309,702	248,665
Less: Liquefaction service revenue	(163,572)	(73,101)
Less: Vessel and other management fees	(15,939)	(15,968)
Time and voyage charter revenues (1)	130,191	159,596
Voyage and commission expenses (1)(3)	(36,070)	(63,776)
	94,121	95,820
Calendar days less scheduled off-hire days (2)	2,847	2,975
Average daily TCE (to the closest $100)	33,100	32,200
(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $23.4 million and $36.2 million and ($18.9 million) and ($50.4 million), respectively, for the nine months ended September 30, 2019 and 2018. See note 4.
(2) This excludes days when vessels are in cold lay-up, undergoing dry dock or undergoing conversion.
(3) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less voyage and commission expenses in relation to the Hilli of $0.5 million and $2.0 million for the nine months ended September 30, 2019 and 2018, respectively. See note 4.

Risk Factors

You should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our Annual Report for the year ended December 31, 2018 filed with the Securities and Exchange Commission ("SEC") on March 29, 2019 as well as other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the SEC, which could materially affect our business, financial condition or results of operations.

As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands and other offshore jurisdiction, our operations may be subject to economic substance requirements, which could harm our business.
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council on May 17, 2019 and on October 10, 2019 that Bermuda and the Marshall Islands, respectively, had been removed from the list of non-cooperative tax jurisdictions and Marshall Islands was also removed from the list in October 2019E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits E.U. funds from being channelled or transited through entities in non-cooperative jurisdictions.
We are a Bermuda exempted company incorporated under Bermuda law with principal executive offices in Bermuda. Certain of our subsidiaries are Marshall Islands entities. Both Bermuda and the Marshall Islands have enacted, and may enact further or amended, economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity must comply with economic substance requirements set out in the legislation. New regulations adopted in the Marshall Islands (which came into force on January 1, 2019) require certain entities that carry out particular activities to comply with an economic substance test.
If we fail to comply with our obligations under this legislation, as it may be amended from time to time, or any similar or supplemental law applicable to us in these or any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be removed from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

13

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

(in thousands of $, except per share data)		Nine months ended September 30,
	Notes	2019	2018
Time and voyage charter revenues		106,832	123,414
Time charter revenues - collaborative arrangement	4, 17	23,359	36,182
Liquefaction services revenue	5	163,572	73,101
Vessel and other management fees	5	15,939	15,968
Total operating revenues	4, 17	309,702	248,665

Vessel operating expenses		(90,463)	(67,761)
Voyage, charterhire and commission expenses	17	(17,597)	(15,307)
Voyage, charterhire and commission expenses - collaborative arrangement	4, 17	(18,933)	(50,434)
Administrative expenses		(40,337)	(38,867)
Project development expenses		(1,957)	(16,964)
Depreciation and amortization		(84,712)	(65,394)
Impairment of long-term assets	2	(41,597)	—
Total operating expenses		(295,596)	(254,727)

Other operating (loss)/income
Realized and unrealized (loss)/gain on oil derivative instrument	2	(31,441)	200,088
Other operating gains	18	9,098	23,278
Total other operating (loss)/income		(22,343)	223,366

Operating (loss)/income		(8,237)	217,304

Financial income/(expenses)
Interest income		9,146	7,150
Interest expense	17	(77,096)	(70,657)
Losses on derivative instruments	2	(38,037)	(6,936)
Other financial items, net	2, 7	(4,317)	(701)
Net financial expenses		(110,304)	(71,144)

(Loss)/income before taxes and equity in net losses of affiliates		(118,541)	146,160
Income taxes		(655)	(640)
Equity in net losses of affiliates	12	(47,630)	(3,547)

Net (loss)/income		(166,826)	141,973
Net income attributable to non-controlling interests		(69,898)	(60,444)
Net (loss)/income attributable to stockholders of Golar LNG Limited		(236,724)	81,529
Basic and dilutive (loss)/earnings per share ($)	6	(2.35)	0.81

Cash dividends declared and paid per share ($)		$—	$0.23

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)		Nine months ended September 30,
	Notes	2019	2018

Net (loss)/income		(166,826)	141,973

Other comprehensive loss:
Loss associated with pensions, net of tax		(174)	—
Share of affiliates comprehensive loss		(6,450)	(27,868)
Other comprehensive loss	15	(6,624)	(27,868)
Comprehensive (loss)/income		(173,450)	114,105

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited		(243,348)	53,661
Non-controlling interests		69,898	60,444
Comprehensive (loss)/income		(173,450)	114,105

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2019	2018
(in thousands of $)	Notes	September 30	December 31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		250,153	217,835
Restricted cash and short-term deposits	10	222,612	332,033
Trade accounts receivable (1)		17,852	64,918
Inventories		5,590	7,006
Other current assets		16,047	18,720
Amounts due from related parties	17	5,207	9,425
Total current assets		517,461	649,937
Non-current
Restricted cash	10	152,664	154,393
Investments in affiliates	12	507,100	571,782
Asset under development	11	284,344	20,000
Vessels and equipment, net		3,180,952	3,271,379
Other non-current assets	13	75,095	139,104
Total assets		4,717,616	4,806,595

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	14	(975,027)	(730,257)
Trade accounts payable		(102,939)	(9,701)
Accrued expenses		(75,306)	(133,234)
Other current liabilities	16	(144,208)	(121,529)
Amounts due to related parties	17	(6,247)	(5,417)
Total current liabilities		(1,303,727)	(1,000,138)
Non-current
Long-term debt	14	(1,579,365)	(1,835,102)
Other non-current liabilities		(142,486)	(145,564)
Total liabilities		(3,025,578)	(2,980,804)

Equity
Stockholders' equity		(1,490,084)	(1,745,125)
Non-controlling interests		(201,954)	(80,666)

Total liabilities and stockholders' equity		(4,717,616)	(4,806,595)

(1) This includes amounts arising from transactions with related parties (see note 17).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

		2019	2018
(in thousands of $)	Notes	Jan-Sep	Jan-Sep

OPERATING ACTIVITIES
Net (loss)/income		(166,826)	141,973
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		84,712	65,394
Impairment of non-current assets		7,347	—
Impairment of long-lived assets		34,250	—
Amortization of deferred charges and debt guarantees		4,528	6,750
Equity in net losses of affiliates		47,630	3,547
Dividends received		202	15,837
Drydocking expenditure		(15,962)	—
Compensation cost related to employee stock awards		7,127	9,113
Net foreign exchange losses		1,089	973
Change in fair value of derivative instruments	2	43,735	6,936
Change in fair value of oil derivative instrument		43,420	(186,611)
Change in assets and liabilities:
Trade accounts receivable		47,066	(22,494)
Inventories		1,416	1,410
Other current and non-current assets		(13,185)	3,482
Amounts due to related companies		(4,025)	(13,050)
Trade accounts payable		(1,263)	(26,092)
Accrued expenses	2	(48,116)	15,003
Other current and non-current liabilities		(1,594)	39,099
Net cash provided by operating activities		71,551	61,270

INVESTING ACTIVITIES
Additions to vessels and equipment		(17,333)	(2,999)
Additions to asset under development		(145,358)	(116,715)
Additions to investments in affiliates		(17,269)	(65,972)
Dividends received		27,410	23,760
Proceeds from disposals to Golar Partners		9,652	—
Proceeds from subscription of equity interest in Gimi MS Corporation		77,086	—
Proceeds from disposal of fixed assets		3,160	—
Net cash used in investing activities		(62,652)	(161,926)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		394,278	1,177,748
Repayments of short-term and long-term debt		(420,040)	(936,896)
Cash effect of consolidating Hilli Lessor VIE		—	36,532
Cash dividends paid		(60,185)	(27,085)
Proceeds from exercise of share options		—	2,597
Financing costs paid		(1,784)	(754)
Net cash (used in)/provided by financing activities		(87,731)	252,142
Net (decrease)/increase in cash, cash equivalents and restricted cash		(78,832)	151,486
Cash, cash equivalents and restricted cash at beginning of period	10	704,261	612,677
Cash, cash equivalents and restricted cash at end of period	10	625,429	764,163

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	September 30, 2019	December 31, 2018	September 30, 2018	December 31, 2017
Cash and cash equivalents	250,153	217,835	306,387	214,862
Restricted cash and short-term deposits	222,612	332,033	302,456	222,265
Restricted cash (non-current portion)	152,664	154,393	155,320	175,550
	625,429	704,261	764,163	612,677

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained (Losses)/Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net income	—	—	—	—	—	81,529	81,529	60,444	141,973
Dividends	—	—	—	—	—	(22,350)	(22,350)	(15,608)	(37,958)
Exercise of share options	180	—	2,417	—	—	—	2,597	—	2,597
Grant of employee stock compensation	—	—	11,159	—	—	(133)	11,026	—	11,026
Forfeiture of employee stock compensation	—	—	(1,492)	—	—	—	(1,492)	—	(1,492)
Effect of consolidating Hilli Lessor VIE	—	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units	—	—	304,468	—	—	—	304,468	(126,491)	177,977
Conversion of debt to equity	—	—	—	—	—	—	—	55,134	55,134
Other comprehensive loss	—	—	—	—	(27,868)	—	(27,868)	—	(27,868)

Balance at September 30, 2018	101,299	(20,483)	1,854,743	200,000	(35,637)	(36,696)	2,063,226	83,170	2,146,396

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss)/ income	—	—	—	—	—	(236,724)	(236,724)	69,898	(166,826)
Dividends	—	—	—	—	—	(28,810)	(28,810)	(15,707)	(44,517)
Grant of employee stock compensation	—	—	7,601	—	—	—	7,601	—	7,601
Forfeiture of employee stock compensation	—	—	(473)	—	—	—	(473)	—	(473)
Proceeds from subscription of equity interest in Gimi MS Corporation (note 9)	—	—	9,989	—	—	—	9,989	67,097	77,086
Other comprehensive income	—	—	—	—	(6,624)	—	(6,624)	—	(6,624)

Balance at September 30, 2019	101,303	(20,483)	1,874,313	200,000	(35,136)	(629,913)	1,490,084	201,954	1,692,038
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of September 30, 2019, our fleet comprises of 12 LNG carriers, one Floating Storage Regasification Unit (''FSRU'') and one Floating Liquefaction Natural Gas vessel ("FLNG"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of 10 vessels and Golar Power Limited's ("Golar Power") fleet of three vessels. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of 18 LNG carriers, eight FSRUs and one FLNG.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Gimi MS Corporation

In April 2019, Gimi MS Corporation ("Gimi MS") entered into a Subscription Agreement with First FLNG Holdings Pte. Ltd. ("First FLNG Holdings"), an indirect wholly-owned subsidiary of Keppel Capital, in respect of their participation in a 30% share of FLNG Gimi.  Gimi MS will construct, own and operate FLNG Gimi and First FLNG Holdings will subscribe for 30% of the total issued ordinary share capital of Gimi MS for a subscription price equivalent to 30% of the project cost. Under the Subscription Agreement, Gimi MS may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution.

The Gimi is currently undergoing its FLNG conversion with an expected completion and redelivery date in 2022.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis.

As previously disclosed in our annual financial statements for the year ended December 31, 2018, note 5, a pre-condition of the Golar Tundra lease financing with CMBL, is for the vessel to be employed under an effective charter.  Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we were required to find a replacement charter by June 30, 2019 or we could be required to refinance the FSRU. In May 2019, the June 2019 call option date was extended to June 2021.

In February 2019, we entered into an agreement with BP for the employment of a FLNG unit, the Gimi, after conversion, for a 20-year period expected to commence in the second half of 2022. In April 2019, we also entered into a Shareholders Agreement with Keppel Capital with respect of its 30% participation in the project. Total conversion costs, which include some improvements and modifications, are expected to be approximately $1.3 billion. We anticipate annual contracted revenues less forecasted operating costs of approximately $215.0 million. We have entered into a $700 million long-term financing facility with a tenure of 7 years post commissioning and a 12 year amortization profile. The long-term financing facility is available for drawdown during the Gimi conversion, of which, we first drew down in November 2019.

To address our anticipated capital expenditures and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions for funding sources that we could utilize to fund our capital commitments, investments, working capital and the scheduled repayments of long and short-term debt balances. While we believe we will be able to obtain the necessary funds and have a track record of successfully financing our conversion projects, we cannot be certain that the proposed new credit facilities will be executed in time or at all. In addition, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient cash or debt facilities available to meet our anticipated liquidity requirements for our business for at least the next 12 months from November 26, 2019 and that our working capital is sufficient for our present requirements. While we cannot be certain of the execution or timing of all or any of the above financings, we are confident of our ability to do so. We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as prudent revenue contributions from our fleet and full operating costs, and accordingly are confident of our ability to manage through the near-term cash requirements.

2.    ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2018, which are included in our annual report on Form 20-F.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements for the nine months ended September 30, 2019 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2018, except for "Leases" as a result of adopting the requirements of ASU 2016-02 “Leases (Topic 842)”(hereafter, ASC 842).

Our revenue contracts and related expense recognition

Contracts relating to our LNG carriers, FSRUs and FLNG asset can take the form of operating leases, finance leases, tolling agreements and management agreements. In addition, we contract a portion of our vessels in the spot market through our collaborative arrangement, the "Cool Pool". Although the substance of these contracts is similar, (they allow our customers to hire our assets and to avail of Golar's management services for a specified day rate) the accounting treatment varies. We outline our policies for determining the appropriate GAAP treatment below.

Lease accounting versus revenue accounting

To determine whether a contract conveys a lease agreement for a period of time, the Company has assessed whether, throughout the period of use, the customer has both of the following:

•	the right to obtain substantially all of the economic benefits from the use of the identified asset; and

•	the right to direct the use of that identified asset.

If a contract relating to an asset fails to give the customer both of the above rights, we account for the agreement as a revenue contract. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e. another third party could contract for a meaningful amount of the asset capacity).

In situations where we provide management services unrelated to an asset contract, we account for the contract as a revenue contract.

Lease accounting

When a contract is designated as a lease, we make an assessment on whether the contract is an operating lease or a finance lease. An agreement will be a finance lease if any of the following conditions are met:

•	ownership of the asset is transferred at the end of the lease term;

•	the contract contains an option to purchase the asset which is reasonably certain to be exercised;

•	the lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the asset's useful life are not subject to this criterion;

•	the discounted value of the fixed payments under the lease represent substantially all of the fair value of the asset; or

•	the asset is heavily customized such that it could not be used for another charter at the end of the term.

Lessor accounting

In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees and any purchase options are disclosed in note 8. Agreements which include renewal and termination options are included in the lease term if we believe they are "reasonably certain" to be exercised by the lessee or if controlled by the lessor. The determination of whether lessee extension clauses are reasonably certain depends on whether the option contains an economic incentive.

Generally, lease accounting commences when the asset is made available to the customer, however, where the contract contains specific customer acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance test. We assess a lease under the modification guidance when there is a change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

Costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relate to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the consolidated statement of income over the lease term. We also defer upfront revenue payments (for example positioning fees) to the consolidated balance sheet and amortize to the consolidated statement of income over the lease term.

Fixed revenue from operating leases is accounted for on a straight line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable payments based on a rate or index. For our operating leases, we have elected the practical expedient to combine our service revenue and operating lease income as both the timing and the pattern of transfer of the components are the same.

Revenue accounting

Contracts within the scope of revenue accounting include our liquefaction services contract relating to the Hilli asset and our management fee services provided to our affiliates (Golar Partners and Golar Power).

For liquefaction services revenue, the provision of liquefaction services capacity is considered a single performance obligation recognised evenly over time. We consider our services (the receipt of customer's gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

Contractual payment terms for liquefaction services is monthly in arrears. Contract liabilities arise when the customer makes payments in advance of receiving services. The period between when invoicing and when payment is due is not significant.

Management fees are generated from commercial and technical vessel-related services and corporate and administrative services.
The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice.

Our contracts generally have an initial term of one year or less, after which the arrangement continues with a short notice period until the end of the contract, ranging from 30 days to 180 days. Contract assets arise when we render management services in advance of receiving payment from our customers.

Pool revenues and expenses under the Cool Pool arrangement are accounted for in accordance with the guidance for collaborative arrangements when two (or more) parties are active participants in the activity and exposed to significant risk and rewards dependent on the commercial success of the activity. Active participation is deemed to be when participation on the Cool Pool steering committee.

When applying collaborative, arrangement we present our share of net income earned under the Cool Pool across a number of lines in the Income Statement. For net revenue and expenses incurred specifically to Golar vessels and for which we are deemed to be the principal, are presented gross on the face of the Income Statement in the line items “Time and voyage and charter revenues” and “Voyage, charter hire and commission expenses.” For pool net revenues generated by the other participants in the pooling arrangement, these will be presented separately in revenue and expenses from collaborative arrangements. Each participants’ share of the net pool revenues is based on the number of days such vessels participated in the pool.

When no collaborative arrangement is applied, we present our gross share of income earned and costs incurred under the Pool on the face of the Income Statement in the line items “Time and voyage and charter revenues” and “Voyage, charter hire and commission expenses” respectively. For pool net revenues and expenses generated by the other participants in the pooling arrangement, we analogise to the cost of obtaining a contract and expense these costs as incurred and presented within the line item “Voyage, charter hire and commission expenses.”

Impairment of non-current assets

In March 2019, we entered into a number of contracts relating to the conversion and subsequent disposal of the Golar Viking. As of March 31, 2019, although we were still awaiting on LNG Hrvatska to issue Golar a final notice to proceed, we determined that there was sufficient probability of the sale being finalized to trigger an impairment test on the vessel.  The impairment test resulted in a charge of $34.3 million. The fair value of the LNG carrier Golar Viking is categorized within level 2 of the fair value hierarchy, and is based on the average of third party broker valuations. The fair value does not factor in any cash flows associated with the conversion project. The value represents the price that a market participant would pay for a LNG carrier as this is the principal market for the vessel. This is consistent with the fair value methodology that we use for all of our LNG carriers.

In May 2019, a major shareholder of OLT Offshore LNG Toscana S.P.A. (OLT-O) sold its shareholdings which triggered a re-assessment of the carrying value of our investment in OLT-O that was previously recorded at a measurement alternative of cost less impairment as no readily determinable fair value was available. This resulted in an impairment charge of $7.3 million for the write down of the carrying value in our investment in OLT-O to its fair value.

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of September 30, 2019, we leased eight vessels under finance leases from wholly-owned special purpose vehicles ("Lessor SPVs") of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these Lessor SPVs, we have determined that we are the primary beneficiary of these entities and, accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short and long-term debt, restricted cash and short-term deposits, non-controlling interests, interest income and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs' debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

In relation to the oil derivative instrument, the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long and short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument is recognized in each period within "Realized and unrealized gain on oil derivative instrument" as part of the consolidated statement of income.

The realized and unrealized gain on oil derivative instrument is as follows:

(in thousands of $)	Nine months ended September 30,
	2019	2018
Realized gain on oil derivative instrument	11,979	14,318
Unrealized (loss)/gain on oil derivative instrument	(43,420)	185,770
	(31,441)	200,088

For further information on the nature of this derivative, refer to note 16. The unrealized gain results from movement in oil prices above a contractual floor price over term of the LTA; whereas the realized gain results from monthly billings above the base tolling fee under the LTA.

Changes in presentation of interest income on undesignated interest rate swaps

For the nine months ended September 30, 2018, the "interest income on undesignated interest rate swaps" was incorrectly presented on the face of the statements of income and cashflow. This presentation change has been retrospectively restated for the nine months ended September 30, 2018 as follows:

Unaudited Consolidated Statements of Income	Nine months ended September 30, 2018
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	As adjusted
(Losses)/gains on derivative instruments	(12,258)	5,322	(6,936)
Other financial items, net	4,621	(5,322)	(701)

Unaudited Statements of Cashflow	Nine months ended September 30, 2018
(in thousands of $)	As previously reported	Adjustments (decrease) increase	As adjusted
Change in fair value of derivative instruments	12,258	(5,322)	6,936
Change in assets and liabilities:
Accrued expenses	9,681	5,322	15,003

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) along with subsequent amendments ASU 2019-20 Leases (Topic 842): Narrow scope improvements for lessors in December 2018 and ASU 2019-01 Leases (Topic 842): Codification improvements in March 2019. Topic 842 modifies the definition of a lease, requires reassessment of the lease term upon the occurrence of certain triggers and introduces new disclosures. Lessors are required to classify leases as sales-type, direct financing or operating, with classification affecting the pattern of income recognition and provide guidance for sale and leaseback transactions. Topic 842 requires a lessee to recognize leases on its balance sheet by recording a lease liability (representing the obligation to make future lease payments) and a right of use asset (representing the right to use the asset for the lease term). Leases for lessees will be classified as either financing or operating with classification affecting the pattern of expense recognition in the income statement.

We adopted this Topic 842 on January 1, 2019 under a modified retrospective transition approach. In contracts where we act as either the lessor or lessee, we have elected to use the "package" of practical expedients available, which means no reassessment on transition of whether an agreement contains a lease, lease classification, and initial direct costs under ASC 842. As part of this package the lease term has been determined using hindsight up to the date of transition when considering lessee options to extend or terminate the agreement or to purchase the underlying asset. Furthermore, where available we have elected not to separate the components in our lease arrangements, instead accounting for them on a combined component basis under ASC 842. Our election of the practical expedient providing transition relief will result in our prior periods not being restated and will continue to be represented in accordance with Topic 840.

The impact on the Company of applying ASU 842 as a lessee, based on contractual arrangements in place at December 31, 2018, was the recognition of lease liabilities of $15.8 million, along with right-of-use assets with a similar aggregate value, which mainly relates to our office leases. This liability corresponds to our lessee related liability for future lease payments presented on the face of the consolidated balance sheet as other current liabilities of $3.8 million and other non-current liabilities of $6.8 million, while the carrying value of the lessee right-of-use assets is disclosed in note 13 to these condensed consolidated financial statements.

For contracts where we are the lessor, the practical expedients that we have elected has resulted in no change to our Balance Sheet on adoption. Our legacy leases will continue to be classified in accordance with Topic 840, while modifications and subsequent accounting will follow the accounting under Topic 842. Leases entered into on or after January 1, 2019 have been assessed under the requirements of Topic 842. New lessor presentation and disclosure requirements have been applied to our new and existing lease agreements. The carrying value of the assets subject to lessor operating leases, and the maturity analysis of operating lease payments under arrangements where we are the lessor, are disclosed in note 8 to the condensed consolidated financial statements.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics including primarily minor corrections, clarifications and codification improvements. We adopted the codification improvements that were not effective on issuance on January 1, 2019 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2019.

Accounting pronouncements that have been issued but not adopted

The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19 & ASU 2019-04 Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”

Replaces the incurred loss impairment methodology with an expected loss methodology that requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates.
		January 1, 2020	Under evaluation
ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement	Removes some disclosure requirements relating to transfers between Level 1 and Level 2 of the FV hierarchy. Introduces new disclosure requirements for Level 3 measurements	January 1, 2020	No material impact on our disclosure requirements as we have no Level 3 measurements.
ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans.
Removes some disclosure requirements that are not expected to materially change Golar’s existing note. Introduces new disclosure requirements including an explanation of the reasons for significant gains and losses relating to changes in the benefit obligation.
		January 1, 2021	No material impact on disclosure requirements.
ASU 2018-15 Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.

Aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software.
		January 1, 2020	No material impact on disclosure requirements.
ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities
For the purposes of determining whether a decision making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment in the entity.
		January 1, 2020	No impact on historical consolidation assessments.
ASU 2018-18 Collaborative Arrangements (Topic 808) - Clarifying the Interaction between Topic 808 and Topic 606.	Provides guidance on determining when transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606.	January 1, 2020	Under evaluation

4.    SEGMENT INFORMATION

We own and operate LNG carriers, a FLNG and FSRUs and provide these services under time charters under varying periods. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. "Project development expenses" are allocated to each segment based on the nature of the project. Indirect general and administrative expenses are allocated to each segment based on estimated use.
The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of September 30, 2019, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion has been completed and the vessel was accepted by the customer under the LTA on May 31, 2018.

In July 2016, we entered into an agreement with Schlumberger B.V. ("Schlumberger") to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In May 2018, it was decided that Golar and Schlumberger will wind down OneLNG and work on FLNG projects as required on a case-by-case basis.
In December 2018, we entered into a FLNG conversion contract for our existing LNG Carrier, the Gimi. See note 11.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

	Nine Months Ended September 30, 2019					Nine Months Ended September 30, 2018
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	146,130	163,572	—	—	309,702	175,564	73,101	—	—	248,665
Depreciation and amortization	(48,617)	(36,095)	—	—	(84,712)	(49,252)	(16,142)	—	—	(65,394)
Other operating expenses	(128,950)	(40,337)	—	—	(169,287)	(158,964)	(30,369)	—	—	(189,333)
Impairment of long-term assets (2) (3)	(41,597)	—	—	—	(41,597)	—	—	—	—	—
Other operating gains/(losses) (note 18)	12,060	(34,403)	—	—	(22,343)	36,000	187,366	—	—	223,366
Operating (loss)/income	(60,974)	52,737	—	—	(8,237)	3,348	213,956	—	—	217,304

Inter segment operating income/(loss) (4)	553	—	—	(553)	—	269	—	—	(269)	—
Segment operating (loss)/ income	(60,421)	52,737	—	(553)	(8,237)	3,617	213,956	—	(269)	217,304

Equity in net (losses)/earnings of affiliates	(29,495)	—	(18,135)	—	(47,630)	15,485	(2,047)	(16,985)	—	(3,547)

Balance Sheet:	September 30, 2019					December 31, 2018
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total
Total assets	2,791,542	1,674,541	257,537	(6,004)	4,717,616	2,990,506	1,555,389	266,151	(5,451)	4,806,595
Investment in affiliates	249,563	—	257,537	—	507,100	305,631	—	266,151	—	571,782

(1) Eliminations required for consolidation purposes.
(2) On March 29, 2019 we signed an agreement with LNG Hrvatska for the future sale of the Golar Viking once converted into an FSRU, following the completion of its current charter lease term, which triggered an impairment indicator. The impairment loss of $34.3 million is recognized in operating costs for the write down of the Golar Viking asset to its fair value. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.
(3) In May 2019, a major shareholder sold its shareholding which triggered a re-assessment of the carrying value of our investment in OLT-O. This resulted in an impairment charge of $7.3 million for the write down of the carrying value in our investment in OLT-O to its fair value.
(4) Inter segment operating income/(loss) relates to management fee revenues and charter revenues between the segments.

Revenues from external customers

On July 8, 2019, following the withdrawal of GasLog's vessels following the completion of Gaslog's vessels' charter contracts, we began consolidating the Cool Pool. From the point of consolidation, the Cool Pool ceased to be an external customer and we no longer account for the Cool Pool under collaborative arrangement. Consequently, we account for the gross revenue and voyage expenses relating to our vessels in the Cool Pool under "Time and voyage charter revenues" and "Voyage, charterhire and commission expenses", respectively.

During the nine months ended September 30, 2019 and 2018, our vessels operated predominately under charters within the Cool Pool and tolling fees under our LTA with Perenco and SNH.

For the nine months ended September 30, 2019 and 2018, revenues from the following customers accounted for over 10% of our total operating revenues, excluding vessel and other management fees:

	Nine months ended September 30,
(in thousands of $)	2019		2018
Cool Pool (note 17)	66,691	23%	141,024	61%
Perenco and SNH	163,571	56%	73,101	31%

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2019	24,376	(31,296)
Payments received for services billed	(21,215)	—
Services provided and billed in current period	169,315	—
Payments received for services billed in current period	(151,126)	—
Deferred commissioning period revenue	—	3,165
Closing balance on September 30, 2019	21,350	(28,131)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us, Golar Partners and Golar Power, of our total contract asset balances above:

•	$3.1 million is included in balance sheet line item "Amounts due from related parties" under current assets ($3.1 million at December 31, 2018), and

•	$1.2 million is included in "Amounts due to related parties" under current liabilities ($4.3 million at December 31, 2018).

Refer to note 17 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

The Hilli is moored in close proximity to the customer’s gasfields, providing liquefaction service capacity over the term of the LTA. Liquefaction services revenue recognized comprises the following amounts:

	Nine months ended September 30,
(in thousands of $)	2019	2018
Base tolling fee (1)	153,376	68,552
Amortization of deferred commissioning period billing (2)	3,165	1,412
Amortization of Day 1 gain (3)	7,463	3,329
Other	(431)	(192)
Total	163,573	73,101
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in "Liquefaction services revenue" in the consolidated statements of income), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in "Realized and unrealized gain on oil derivative instrument" in the consolidated statements of income, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets). This amount is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.

6.    (LOSS)/EARNINGS PER SHARE

Basic (loss)/earnings per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Nine months ended September 30,
	2019	2018
Net (loss)/income attributable to Golar LNG Limited stockholders - basic and diluted	(236,724)	81,529

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Nine months ended September 30,
	2019	2018
Basic:
Weighted average number of common shares outstanding	100,802	100,665

Dilutive:
Dilutive impact of share options	—	169
Weighted average number of common shares outstanding	100,802	100,834

(Loss)/earnings per share are as follows:

	Nine months ended September 30,
	2019	2018
Basic and diluted	$(2.35)	$0.81

Convertible bonds (2019 and 2018) and employee share plans (2019) have been excluded from the nine months calculation of diluted EPS because the effect was anti-dilutive.

7.     OTHER FINANCIAL ITEMS, NET

(Losses)/gains on derivative instruments comprise of the following:

(in thousands of $)	Nine months ended September 30,
	2019	2018
Mark-to-market adjustment for interest rate swap derivatives	(16,714)	6,059
Mark-to-market adjustment for equity derivatives	(30,552)	(10,757)
Interest income on undesignated interest rate swaps	5,698	5,322
Mark-to-market adjustment for foreign exchange swap derivatives	3,531	(160)
Unrealized mark-to-market losses on Earn-Out Units	—	(7,400)
	(38,037)	(6,936)

Other financial items, net comprise of the following:

(in thousands of $)	Nine months ended September 30,
	2019	2018
Foreign exchange loss on operations	(1,089)	(973)
Amortization of debt guarantee	942	539
Financing arrangement fees and other costs	(4,375)	(54)
Others	205	(213)
	(4,317)	(701)

8.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on non-cancellable time charter leases in respect of our vessels as of September 30, 2019, were as follows:

Period ending December 31,
(in thousands of $)
2019 (1)	34,703
2020	53,497
2021	16,745
2022	16,745
2023	16,745
2024	8,970
Total	147,405

(1) For the three months ending December 31, 2019.

Subsequent to September 30, 2019, the Golar Kelvin and Golar Glacier commenced charters.

With the exception of the Hilli which has a carrying value of $1,226.0 million as of September 30, 2019, management's intention is that all owned vessels are available to be used by customers under operating lease arrangements.

The components of operating lease income were as follows:

Nine months ended September 30, 2019
(in thousands of $)
Operating lease income	59,961
Variable lease income (1)	6,539
Total operating lease income	66,500
(1) "Variable lease income" is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Rental expense

We lease certain office premises, equipment on-board our fleet of vessels and service boats supporting the Hilli under operating leases. Many lease agreements include one or more options to renew. We will include these renewal options when we are reasonably certain that we will exercise the option. The exercise of these lease renewal options is at our discretion.

Variable lease cost relates to certain of our lease agreements which include payments that vary. These are primarily generated from service charges related to our usage of office premises, usage charges for equipment on-board our fleet of vessels, adjustments for inflation, and fuel consumption for the rental of service boats supporting the Hilli.

The components of operating lease cost were as follows:

(in thousands of $)	Nine months ended September 30, 2019
Operating lease cost (1)	4,173
Variable lease cost (2)	1,990
Total operating lease cost	6,163

(1) "Operating lease cost" includes short-term lease cost.
(2) "Variable lease cost" is excluded from lease payments that comprise the operating lease liability.

Total operating lease cost is included in income statement line-items "Vessel operating expenses" and "Administrative expenses".

Our weighted average remaining lease term for our operating leases is 5.6 years. Our weighted-average discount rate applied for the majority of our operating leases is 5.5%.

The maturity of our lease liabilities is as follows:

(in thousands of $)
Year ending December 31,	Operating leases
2019 (1)	1,093
2020	3,348
2021	2,190
2022	1,179
2023	475
Thereafter	2,383
Total operating lease liabilities on September 30, 2019	10,668
(1) For the three months ending December 31, 2019.

9.     VARIABLE INTEREST ENTITIES ("VIE")

9.1 Lessor VIEs

As of September 30, 2019, we leased eight (December 31, 2018: eight) vessels from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd ("ICBCL") entities, one with a China Merchants Bank Co. Ltd. ("CMBL") entity, one with a CCB Financial Leasing Corporation Limited ("CCBFL") entity, one with a COSCO Shipping entity and one with a China State Shipbuilding Corporation ("CSSC") entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping and CSSC entities are wholly-owned, newly formed special purpose vehicles ("Lessor SPVs"). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year lease period. Refer to note 5 to our consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2018, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of September 30, 2019 and December 31, 2018, the respective vessels are reported under "Vessels and equipment, net" in our consolidated balance sheets.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of September 30, 2019, are shown below:

(in thousands of $)	2019 (1)	2020	2021	2022	2023	2024+
Golar Glacier	4,310	17,147	17,100	17,100	17,100	12,884
Golar Kelvin	4,310	17,147	17,100	17,100	17,100	15,695
Golar Snow	4,310	17,147	17,100	17,100	17,100	15,695
Golar Ice	4,310	17,147	17,100	17,100	17,100	18,599
Golar Tundra (2)	5,032	19,593	18,787	18,010	17,242	29,656
Golar Seal	3,420	13,717	13,717	13,717	13,754	27,433
Golar Crystal (2)	2,718	10,863	10,796	10,764	10,719	34,480
Hilli (2)	28,349	111,213	107,499	103,785	100,160	383,897

(1) For the 3 months ending December 31, 2019.
(2) The payment obligations relating to the Golar Tundra, Golar Crystal and Hilli above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of September 30, 2019 and December 31, 2018, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	September 30, 2019	December 31, 2018
Assets									Total	Total
Restricted cash and short-term deposits	10,679	1,470	8,718	11,358	—	26,789	4,531	40,916	104,461	176,428

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	141,637	151,325	140,204	116,450	10,917	—	5,751	269,050	835,334	646,513
Long-term interest bearing debt - non-current portion (1)	—	—	—	—	98,173	123,023	86,599	552,220	860,015	1,200,774
	141,637	151,325	140,204	116,450	109,090	123,023	92,350	821,270	1,695,349	1,847,287
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of lessor VIE's operations on our unaudited consolidated statements of income is interest expense of $51.4 million and $40.2 million for the nine months ended September 30, 2019 and 2018, respectively. The most significant impact of lessor VIE's cash flows on our unaudited consolidated statements of cash flows is payments of $150.1 million and receipts of $810.6 million in financing activities for the nine months ended September 30, 2019 and 2018, respectively.

9.2    Golar Hilli LLC

Following the sale of common units in Golar Hilli LLC, we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2019	December 31, 2018
Balance sheet
Current assets	86,806	172,554
Non-current assets	1,308,377	1,392,713
Current liabilities	(325,539)	(278,728)
Non-current liabilities	(637,134)	(842,786)
(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Statement of operations
Liquefaction services revenue	163,572	73,101
Realized and unrealized gains on the oil derivative instrument	(31,441)	200,088

Statement of cash flows
Net debt repayments	(204,447)	(46,870)
Net debt receipts	129,454	960,000

9.3    Gimi MS

On April 16, 2019, the subscription of 30% of the equity interests in Gimi MS by First FLNG Holdings, an entity not related to us, was completed. Concurrent with the closing of the sale of the common units, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2019
Balance sheet
Current assets	21,729
Non-current assets	284,344
Current liabilities	(92,147)

The most significant impact of Gimi MS VIE's operations on our unaudited consolidated statements of cash flows, is as follows:

(in thousands of $)	Nine months ended September 30, 2019
Statement of cash flows
Additions to asset under development	145,358

10.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	September 30, 2019	December 31, 2018
Restricted cash relating to the total return equity swap	108,920	82,863
Restricted cash in relation to the Hilli	151,927	174,597
Restricted cash and short-term deposits held by lessor VIEs	104,461	176,428
Collateral on the Margin Loan Facility	2,500	33,413
Restricted cash relating to the $1.125 billion debt facility	6,680	17,657
Restricted cash relating to office lease	738	777
Bank guarantee	50	691
Total restricted cash and short-term deposits	375,276	486,426
Less: Amounts included in current restricted cash and short-term deposits	(222,612)	(332,033)
Long-term restricted cash	152,664	154,393

11.    ASSET UNDER DEVELOPMENT

(in thousands of $)	September 30, 2019
Opening asset under development balance	20,000
Transfer from other non-current assets (note 13)	31,048
Additions	228,509
Interest costs capitalized	4,787
Closing asset under development balance	284,344

In October 2014, we entered into agreements for the conversion of the Gimi to a FLNG. The primary vessel conversion contract was entered into with Keppel in December 2018. In February 2019, we entered into an agreement with BP for the employment of a FLNG unit, the Gimi, after conversion for a 20-year period expected to commence in 2022. In April 2019, we also entered into a Shareholders Agreement with Keppel Capital with respect to its participation in 30% of the project. Total conversion costs, which include some improvements and modifications, are expected to be approximately $1.3 billion. The Gimi was delivered to Keppel shipyard in Singapore to undergo initial works in connection with her conversion in early 2019. Various preparatory work on the Gimi conversion continues with the first steel being cut in April 2019 and the overall project remains on track and the charter is expected to commence in 2022.

In April 2019, we issued the shipyard with a Final Notice to Proceed with conversion works that had been initiated under the Limited Notice to Proceed. The estimated conversion cost of the Gimi is approximately $1.3 billion. As at September 30, 2019, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

Period ending December 31,
(in thousands of $)	September 30, 2019
2019 (1)	206,076
2020	365,224
2021	215,782
2022	218,357
2023	136,761
1,142,200

(1) For the three months ending December 31, 2019

$700 million facility

On April 16, 2019, First FLNG Holdings, an indirect wholly-owned subsidiary of Keppel Capital Holdings Pte Ltd, subscribed for 30% of the total issued ordinary share capital of Gimi MS. In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi conversion with the first drawdown completed in November 2019.

12.     INVESTMENTS IN AFFILIATES AND JOINT VENTURES

	Nine months ended September 30,
(in thousands of $)	2019	2018
Share of net (losses)/earnings in Golar Partners	(27,457)	15,541
Share of net losses in Golar Power	(18,135)	(16,985)
Share of net losses in OneLNG	—	(2,047)
Share of net losses in Avenir	(1,228)	—
Share of net losses in others	(810)	(56)
	(47,630)	(3,547)

The carrying amounts of our investments in our equity method investments as at September 30, 2019 and December 31, 2018 are as follows:

(in thousands of $)	September 30, 2019	December 31, 2018
Golar Partners	216,092	271,160
Golar Power	257,537	266,151
Avenir	28,436	28,710
Others	5,035	5,761
Investments in affiliates	507,100	571,782

13.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	September 30, 2019	December 31, 2018
Oil derivative instrument (1)	43,925	84,730
Operating lease right-of-use-assets (2)	10,695	—
Investment in OLT-O (3)	—	7,347
Other non-current assets (4)	20,475	40,729
Mark-to-market interest rate swaps valuation	—	6,298
	75,095	139,104

(1) "Oil derivative instrument" refers to a derivative embedded in the Hilli LTA. See note 2 for further details.

(2) Following the adoption of ASC 842, the balance sheet presents right-of-use-assets which mainly comprise of our office leases. This standard has been adopted under a modified retrospective transition approach as of January 1, 2019.

(3) Investment in OLT-O refers to our investment in an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy, representing a 2.7% interest in OLT-O’s issued share capital. In May 2019, a major shareholder sold its shareholding which triggered a re-assessment of the carrying value of our investment in OLT-O. This resulted in an impairment charge of $7.3 million for the write down of the carrying value in our investment in OLT-O.

(4) "Other non-current assets" as of September 30, 2019 includes payments made for long lead items ordered in preparation for the conversion of the Viking into an FSRU. As of September 30, 2019 the aggregate carrying value of Viking long lead items was $11.2 million.

"Other non-current assets" as of December 31, 2018 was mainly comprised of payments made relating to long lead items ordered in preparation for the conversion of the Gimi into a FLNG vessel. Subsequent to the receipt of a Limited Notice to Proceed from BP in relation to the Greater Tortue in December 31, 2018, initial works of the FLNG conversion commenced in January 2019. Consequently, as of September 30, 2019, the aggregate carrying value of $31.0 million has been reclassified to "Asset under development" (see note 11).

14.    DEBT

As of September 30, 2019, and December 31, 2018, our debt was as follows:

(in thousands of $)	September 30, 2019	December 31, 2018
Golar Arctic facility	52,825	58,300
Golar Viking facility	42,969	46,875
2017 convertible bonds	364,366	353,661
Margin loan facility	100,000	100,000
Term loan facility	150,000	—
$1.125 billion facility	157,486	173,732
Subtotal (excluding lessor VIE loans)	867,646	732,568
ICBCL VIE loans (1)	551,425	609,220
CCBFL VIE loan (1)	123,105	123,524
CMBL VIE loan (1)	109,090	121,741
COSCO Shipping VIE loan (1)	92,886	97,163
CSSC VIE loan (1)	822,988	897,980
Total debt	2,567,140	2,582,196
Less: Deferred finance charges, net	(12,748)	(16,837)
Total debt, net of deferred financing costs	2,554,392	2,565,359

At September 30, 2019, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	139,693	835,334	975,027
Long-term debt	719,350	860,015	1,579,365
Total	859,043	1,695,349	2,554,392
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 9).

Margin loan refinancing

In August 2019, we entered into an agreement with a group of lenders to refinance our existing Margin Loan Facility. The new Margin Loan Facility introduces a revolving element, increases the principal amount available to draw to $110 million and has a maturity of one year from execution. The new Margin Loan Facility continues to be secured by a pledge against our common units in Golar Partners.

Term loan facility

In August 2019, we entered into a $150 million term loan facility with a total term of fifteen months. The term loan facility is secured by a pledge against our shares in Golar Power. At September 30, 2019, the term loan facility is considered non-current based on our intention to utilise the extension options that are in our control with no expected breach of contract clauses.

15.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Share of affiliates' comprehensive income	Total accumulated comprehensive loss
Balance at December 31, 2017	(12,799)	5,030	(7,769)
Other comprehensive loss	—	(27,868)	(27,868)
Balance at September 30, 2018	(12,799)	(22,838)	(35,637)

Balance at December 31, 2018	(9,218)	(19,294)	(28,512)
Other comprehensive loss	(174)	(6,450)	(6,624)
Balance at September 30, 2019	(9,392)	(25,744)	(35,136)

16.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2019 and December 31, 2018 are as follows:

		September 30, 2019		December 31, 2018
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents	Level 1	250,153	250,153	217,835	217,835
Restricted cash and short-term deposits	Level 1	375,276	375,276	486,426	486,426
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(979,001)	(979,001)	(732,184)	(732,184)
Long-term debt - convertible bonds (2)	Level 2	(364,366)	(352,248)	(353,661)	(373,029)
Long-term debt (2)	Level 2	(1,223,773)	(1,223,773)	(1,496,351)	(1,496,351)

Derivatives:
Oil derivative instrument(3)(6)	Level 2	41,310	41,310	84,730	84,730
Interest rate swaps asset (3)(4)	Level 2	606	606	10,770	10,770
Interest rate swaps liability (3)(4)	Level 2	(6,550)	(6,550)	—	—
Foreign exchange swaps asset (3)	Level 2	2,615	2,615	—	—
Foreign exchange swaps liability (3)	Level 2	(407)	(407)	(1,322)	(1,322)
Total return equity swap liability (3)(4)(5)	Level 2	(101,356)	(101,356)	(70,804)	(70,804)

(1) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $12.7 million and $16.8 million at September 30, 2019 and December 31, 2018, respectively.
(3) Derivative liabilities are captured within other current liabilities and derivative assets are generally captured within other current assets and non-current assets on the balance sheet.
(4) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(5) The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.
(6) The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long and short-term oil prices obtained from quoted prices in active markets.

As of September 30, 2019, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	950,000	2019 to 2025	1.28% to 2.37%

During the nine months ended September 30, 2019, we entered into new interest rate swaps with a notional value of $250.0 million and terminated existing interest rate swaps with a notional value of $250.0 million.

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of September 30, 2019 and December 31, 2018 would be adjusted as detailed in the following table:

	September 30, 2019			December 31, 2018
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	606	(325)	281	10,770	—	10,770
Total liability derivatives	(6,550)	325	(6,225)	—	—	—

The total return equity swap has a credit arrangement that requires us to provide cash collateral equalling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any unrealized loss. As at September 30, 2019, cash collateral amounting to $108.9 million has been provided.

17.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues/(expenses): The transactions with Golar Partners and its subsidiaries for the nine months ended September 30, 2019 and 2018 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2019	2018
Management and administrative services revenue (a)	7,195	5,777
Ship management fees revenue (b)	3,345	3,900
Interest expense on deposits payable (c)	—	(4,779)
Total	10,540	4,898

Payables: The balances with Golar Partners and its subsidiaries as of September 30, 2019 and December 31, 2018 consisted of the following:

(in thousands of $)	September 30, 2019	December 31, 2018
Trading balances owing to Golar Partners and affiliates (d)	(3,442)	4,091
Methane Princess lease security deposit movement (e)	(2,386)	(2,835)
Total	(5,828)	1,256

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)	Interest expense on deposits payable

Deferred purchase price - In May 2017, the Golar Tundra had not commenced her charter and, accordingly, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale in return we were required to pay an amount equal to $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount was applied to the net sale price of the Hilli Disposal (defined below) on July 12, 2018.

Deposit received from Golar Partners - On August 15, 2017, we entered into the Hilli Sale Agreement with Golar Partners for the Hilli, or the Hilli Disposal, from the Sellers of the Hilli Common Units in Hilli LLC. On the Closing Date of the Hilli Disposal, Hilli LLC will be the disponent owner of the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to Perenco and SNH under an eight-year LTA. Concurrent with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. We applied the deposit received and interest accrued to the purchase price on July 12, 2018, upon completion of the Hilli Disposal.

We have recognized $nil and $2.9 million, and $nil and $1.9 million from the above arrangements as interest expense on the Deferred Purchase Price and the $70 million deposit for the nine months ended September 30, 2019 and 2018, respectively.

d)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, interest expense and expenses for management, advisory and administrative services and may include working capital adjustments with respect to disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

e)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions:

During the nine months ended September 30, 2019 and 2018, we received total distributions from Golar Partners of $27.6 million and $39.3 million, respectively with respect to the common units and general partner units owned by us.

During the nine months ended September 30, 2019 and 2018 Hilli LLC had declared distributions totalling $12.9 million and $1.9 million, respectively with respect to the common units owned by Golar Partners. As of September 30, 2019, we have a payable of $4.0 million to Golar Partners, recorded in "amounts due to related parties", in respect of the Hilli quarterly distribution.

b) Transactions with Golar Power and affiliates:

Net revenues: The transactions with Golar Power and its affiliates for the nine months ended September 30, 2019 and 2018 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2019	2018
Management and administrative services revenue	4,492	3,640
Ship management fees income	908	1,050
Debt guarantee compensation (a)	942	539
Other	—	(247)
Total	6,342	4,982

Payables: The balances with Golar Power and its affiliates as of September 30, 2019 and December 31, 2018 consisted of the following:

(in thousands of $)	September 30, 2019	December 31, 2018
Trading balances due to Golar Power and affiliates (b)	(419)	(5,417)
Total	(419)	(5,417)

a)
Debt guarantee compensation - In connection with the closing of the formation of the joint venture Golar Power with Stonepeak, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees relating to Golar Power and its subsidiaries. This compensation amounted to an aggregate of $0.9 million and $0.5 million income for the nine months ended September 30, 2019 and 2018, respectively.

b)
Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in connection with the initial formation of the joint venture and transaction with Stonepeak. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

Guarantees:

Debt guarantees - The debt guarantees on the Golar Penguin and the Golar Celsius were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. As described in (a) above we receive compensation from Golar Power in relation to the provision of the guarantees. In addition, a debt guarantee was provided on the newbuild Golar Nanook. The liability which is recorded in "Other non-current liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". As of September 30, 2019 and December 31, 2018, the Company guaranteed $368.5 million and $393.5 million, respectively of Golar Power's gross long-term debt obligations. The debt facilities are secured against specific vessels.

c) Transactions with OneLNG and subsidiaries:

Net revenues: The transactions with OneLNG and its subsidiaries for the nine months ended September 30, 2019 and 2018 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2019	2018
Management and administrative services revenue	—	1,399
Total	—	1,399

Receivables: The balances with OneLNG and its subsidiaries as of September 30, 2019 and December 31, 2018 consisted of the following:

(in thousands of $)	September 30, 2019	December 31, 2018
Trading balances due from OneLNG (a)	5,207	8,169
Total	5,207	8,169

a)
Trading balances - Receivables and payables with One LNG and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory, administrative services and payment on behalf of a related party and vice versa. In 2018, it was decided that Golar and Schlumberger will wind down OneLNG and work on FLNG projects as required on a case-by-case basis.

During the nine months ended September 30, 2019 and 2018, respectively, we have written off $3.0 million and $12.7 million of the unrecoverable trading balance with OneLNG. In October 2019, we have received $4.5 million from OneLNG.

d) Transactions with the Cool Pool:

On June 28, 2019, we acquired GasLog's shares in the Cool Pool. Consequently on July 8, 2019 GasLog's vessel charter contracts concluded and GasLog withdrew its participation from the Cool Pool. Following Gaslog's departure, we assumed sole responsibility for the management of the Cool Pool and consolidate the Cool Pool. From point of consolidation, the Cool Pool ceased to be a related party.

The table below summarizes our earnings generated from our participation in the Cool Pool:

	Nine months ended September 30,
(in thousands of $)	2019	2018
Time and voyage charter revenues	43,332	104,842
Time charter revenues - collaborative arrangement	23,359	36,182
Voyage, charterhire and commission expenses	(8,092)	(10,969)
Voyage, charterhire and commission expenses - collaborative arrangement	(18,933)	(50,434)
Net income from the Cool Pool	39,666	79,621

Receivables from other related parties:

(in thousands of $)	September 30, 2019	December 31, 2018
Cool Pool (a)	—	43,985
Total	—	43,985

e) Transactions with other related parties:

Net expenses: The transactions with Magni Partners (Bermuda) Limited (“Magni Partners”) for the nine months ended September 30, 2019 and 2018 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2019	2018
Administrative expenses (a)	858	457
Total	858	457

Receivables(payables) from other related parties:

(in thousands of $)	September 30, 2019	December 31, 2018
Magni Partners (a)	1	(8)
Total	1	(8)

(a) Magni Partners - Tor Olav Trøim is the founder of, and a partner in, Magni Partners (Bermuda) Limited, a privately held Bermuda company, and is the ultimate beneficial owner of the company. Pursuant to an agreement between Magni Partners and a Golar subsidiary, for the nine months ended September 30, 2019 and 2018, Golar was recharged $0.9 million and $0.5 million, respectively, for consultancy services provided by Magni Partners.

18.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	September 30, 2019	December 31, 2018
Book value of vessels secured against long-term loans	3,156,061	3,244,291

As at September 30, 2019 and December 31, 2018, 21,226,586 Golar Partners common units were pledged as security for the obligations under the Margin Loan Facility.

As at September 30, 2019, the term loan facility is secured by a pledge against our shares in Golar Power, and our shares in Cool Company Ltd ("Cool Company") conditional on the successful closing of the transaction.

Capital Commitments

We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed.

UK tax lease benefits

As described under note 30 in our audited consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2018, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million (before deduction of fees).

Of these six leases, we have since terminated five, with one lease remaining, the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at September 30, 2019, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling had the election to appeal the courts’ decision, but no appeal was filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above, however we remain confident that our fact pattern is sufficiently different. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £115.0 million. Golar's discussions with HMRC on this matter have concluded without agreement and Golar expects to receive a closure notice to the inquiry, which will state the basis of HMRC's position. Accordingly, Golar is determining how best to proceed in conjunction with our lessor, while contemporaneously obtaining supplementary legal advice in addition to the advice previously received. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at September 30, 2019, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be around €1.0 million. In the event a positive FID is taken on the project, this could increase up to approximately €15.0 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In 2017, we commenced arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer. For the period ended September 30, 2019 we recovered $9.3 million, which represents the last installment settlement, recognized in 'Other operating gains' in the unaudited consolidated statements of operations.

For the period ended September 30, 2019 we received $2.8 million, in relation to a loss of hire insurance claim on the Golar Viking, recognized in 'Other operating gains' in the unaudited consolidated statements of operations.

In relation to our investment in small-scale LNG services provider Avenir LNG Limited ("Avenir") (see note 12), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen Limited ("Stolt-Nielsen"), Höegh LNG Holdings Limited ("Höegh") and us. In November 2018, Avenir was capitalised with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to approximately $18.0 million.

Following the execution of the conversion and subsequent sale of the Golar Viking with LNG Hrvatska d.o.o., the estimated timing of the outstanding payments in connection with the conversion of the Golar Viking is $4.3 million and $87.0 million for the three months ending December 31, 2019 and twelve months ending December 2020. The outstanding payments will be largely funded by stage payments from LNG Hrvatska d.o.o. under the conversion agreement.

19.    SUBSEQUENT EVENTS

Gimi $700 million Facility
In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi conversion. The facility is available for drawdown during the Gimi conversion, with first drawdown of $65 million completed in November 2019, and has a tenure of 7 years post commissioning.
Golar Arctic Facility

In October 2019, we entered into an agreement with the existing lenders to extend the maturity of our Golar Arctic Facility. The extended facility matures 5 years from execution, and incurred a $9.1 million reduction in principal at execution.

Short term loan to Golar Partners

In November 2019, we loaned $15.0 million to Golar Partners. The loan is unsecured, repayable in full on December 31, 2019, and bears interest at a rate of LIBOR plus 5.0%.

Total Return Swap
In August 2019, we announced that we will suspend the dividend for two quarters to fund the buy-back of the Total Return Swap shares. Consistent with this, in November 2019 we repurchased 1.5 million GLNG shares underlying the equity swap. The cash cost of these 1.5 million shares will be $69.5 million. This will be satisfied by $54.7 million of restricted cash already set aside as collateral for these shares, with the balance of $14.8 million funded out of free cash.